Mail Stop 3561

May 24, 2006

Robert C. Harris
President
Cantop Ventures Inc.
564 Wedge Lane
Fernley, Nevada 89408

> **Re: Cantop Ventures Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed May 17, 2006**
> **File No. 333-128697**

Dear Mr. Harris:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Risk Factors

Because the claim is held in trust, we may incur costs . . ., page 6

1. We note your response to comment 2 in our letter dated April 13, 2006. While you have discussed risks in holding your claim through a trustee, you have not discussed the risks relating to the lack of documentation dictating the specifics of your relationship with your trustee, Mr. Sostad. Please revise.

Financial Statements, page F-1

2. As indicated in our previous comment 4 in our letter dated April 13, 2006, please revise to include prior year comparative statements of income and cash flows for the interim period financial information included in your prospectus. Refer to Item 310(b) of Regulation S-B.

<u>Undertakings, page II-5</u>

3. We reissue comment 6 in our letter dated April 13, 2006. Please include the revised form of undertakings required by Item 512(g) of Regulation S-B. See Release No. 33-8591, effective December 1, 2005.

* * * * * * * * *

You may contact Yong Kim at (202) 551-3323 or William Choi at (202) 551-3716 if you have questions regarding comments on the financial statements or related matters. Please contact Howard Baik at (202) 551-3317, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3270 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Karen Batcher
    FAX (619) 789-6262